UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Navient Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
63938C108
(CUSIP Number)
19 August 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
63938C108

1 Names of Reporting Persons

Cantor Fitzgerald Europe
2 Check the appropriate box if a member of a Group
(see instructions)

(a)  [ ]
(b)  [ ]

3 Sec Use Only


4 Citizenship or Place of Organization

United Kingdom
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5 Sole Voting Power


  8,484,197

6 Shared Voting Power


7 Sole Dispositive Power


  See row 5 above

8 Shared Dispositive Power



9 Aggregate Amount Beneficially Owned by Each Reporting Person
See row 5 above

10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]

11 Percent of class represented by amount in row (9)

5.05%

12 Type of Reporting Person (See Instructions)

FI



Item 1.
(a)	Name of Issuer: Navient Corp.
(b)	Address of Issuer's Principal Executive Offices:
123 Justison Street, Suite 300
Wilmington, DE 19801
Item 2.
(a)	Name of Person Filing: Cantor Fitzgerald Europe
(b)	Address of Principal Business Office or, if None, Residence:
5 Churchill Place
London E14 5HU
United Kingdom
(c)	Citizenship:	United Kingdom
(d)	Title and Class of Securities: Common Stock
(e)	CUSIP No.:	63938C108
Item 3. 	If this statement is filed pursuant to Sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under
		Section 8 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund
		in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person
		in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of
		the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the
		definition of an investment company under section 3(c)(14) of
		the Investment Company Act of 1940;
(j)	[X]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
		If filing as a non-U.S. institution in accordance with
		Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 8,484,197
 (b)	Percent of Class:  5.05%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:  8,484,197
	(ii)	Shared power to vote or to direct the vote: N/A
(iii)	Sole power to dispose or to direct the disposition of:  8,484,197
(iv)	Shared power to dispose or to direct the disposition of: N/A
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact
that as of the date hereof the reporting person has ceased
to be the beneficial owner of more than five percent
of the class of securities, check the following [_].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A
Item 7.	Identification and classification of the subsidiary
which acquired the security being reported on by the
parent holding company or control person. N/A
Item 8.	Identification and classification of members of the group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certifications.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    25 August 2021
By:  	/s/ Charles Hastie
       Charles Hastie, Authorized Signatory
Title: 	Head of Compliance, Cantor Fitzgerald Europe




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